Exhibit 1.02
Conflict Minerals Report of Orion Energy Systems, Inc.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
This is the Conflict Minerals Report (the “Report”) of Orion Energy Systems, Inc. (the “Company”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended.
The Company undertook due diligence to determine whether the necessary cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (conflict minerals), used in the development and manufacture of high efficient lighting systems have been sourced from the Democratic Republic of the Congo or an adjoining country (Covered Countries). In conducting its due diligence, the Company implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework. The Company designed its due diligence to provide a reasonable basis for the Company to determine whether any conflicts minerals were sourced from a Covered Country.
The Company has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts shows a portion to be DRC conflict undeterminable and the remainder to be DRC conflict free. These determinations were made based on the diligence measures described below and on representations made by the Company’s suppliers. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.
The Company’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to the Company’s suppliers. As a company in the lighting industry, the Company is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no direct purchases in the Covered Countries.
The Company developed a cross-functional employee team with the responsibility to set up and execute the Company’s due diligence measures for conflicts minerals. The Company’s due diligence measures included:

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Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners. The template was developed to facilitate disclosure and communication of information regarding smelters that provide materials to a company’s supply chain. It includes questions regarding a direct supplier’s conflicts minerals policy, engagement with its direct suppliers, origin of conflicts minerals included in its products, supplier due diligence and a listing of the smelters the supplier and its suppliers use.

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program.

In an effort to obtain the highest practicable response rate, the Company’s process included multiple rounds of communication and follow-up mail, e-mail and telephone calls. The Company received a response from a majority of its suppliers. The Company reviewed the responses and followed up with certain suppliers to clarify any inconsistencies or incomplete items. As a Company several layers removed from the actual mining or procurement of conflicts minerals, the Company relied on its suppliers representations and largely focused on the accuracy and quality of the representations made during the due diligence process to determine whether further inquiry was warranted.
Most of the responses the Company received indicated that the conflicts minerals in the suppliers’ components and materials either 1) did not originate from a Covered Country, 2) were not necessary to the functionality of the components and materials 3) originated from scrap or recycled sources, or 4) the source country was undeterminable.
As a result of the due diligence measures described above, the Company has determined that some electrical components used in its cord assembly line and some components in its light-emitting diode (LED) drivers are DRC conflict undeterminable. The Company makes this determination due to a lack of information from its suppliers for certain electrical components to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. In addition, the Company has no reason to believe that the remaining components of the Company’s manufacturing process and products may have originated in a Covered Country and, accordingly, were determined to be DRC conflict free.
In the next compliance period, the Company intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups in Covered Counties. The steps include:

•	Continuing to engage suppliers to obtain current, accurate, and complete information about the supply chain.

•	Encouraging suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain “conflict-free” designation from an independent, third-party auditor.

•	Continuing to work with peers, suppliers and industry groups to define and improve best practices.

•	Focusing efforts to determine the source of components that the Company identified as DRC conflict undeterminable.

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